Exhibit 99.1

Silicon Motion Announces New Share Repurchase and Initiates Quarterly Dividend

Taipei, Taiwan, January 22, 2013 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”), a global leader in designing and marketing NAND flash controllers for solid state storage devices and specialty RF IC solutions for mobile devices, announces today that its Board of Directors has authorized a new share repurchase program and has also approved its first quarterly cash dividend.

The new stock repurchase program authorizes the Company to purchase up to $40 million of its American Depositary Shares (“ADS”) over a 12 month period. Since authorizing its first stock repurchase program in March 2008, the Company has spent $54.3 million to repurchase and retire 6.2 million ADSs.

Separately, the board of directors of the Company has declared the payment of its first quarterly dividend of $0.15 per ADS which will be paid on March 4, 2013 to all shareholders of record as of February 21, 2013.

“We are executing well on our long-term strategy and our investments in our New Growth Products have been paying off. In 2012, we grew our revenue approximately 25%, driven principally by rapid ramp of our new eMMC controllers and expanding sales of our LTE transceivers, our two major New Growth Products. Our New Growth Products now represent almost a third of our sales,” said Wallace Kou, Silicon Motion’s President and CEO. “We remain confident in our long-term strategy, growth prospects, strong financial position and ongoing ability to generate cash. We believe we have sufficient cash to invest in our future, and additionally can return some of our excess funds to shareholders through both a share repurchase as well as a dividend program.”

Purchases under the new share repurchase program will be made in the open market or according to other methods in compliance with Rule 10b-18 of the Securities Exchange Act, subject to market conditions, applicable legal requirements and other factors. The plan does not obligate the Company to acquire any particular amount of ADSs, and it may be suspended at any time at the Company’s discretion.

The payment of future cash dividends are subject to the Board’s continuing determination that the payment of dividends are in the best interests of the Company’s shareholders and are in compliance with all laws and agreements of the Company applicable to the declaration and payment of cash dividends.

As of December 31, 2012, the Company had approximately $169.6 million of cash, cash equivalents, and short-term securities, compared to approximately $91.7 million the prior year.

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have two major product lines, mobile storage and mobile communications. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, and embedded flash applications. Our mobile communications business is composed primarily of handset transceivers and mobile TV IC solutions. For further information on Silicon Motion, visit www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets including any effects of the general global economic slowdown beginning in 2007; decreases in the overall average selling prices of our products; the payment or non-payment of cash dividends in the future at the discretion of our board of directors; changes in the relative sales mix of our products; demand, adoption and sales of our New Growth Products; the effect, if any, on the price of our ADS as a result of the implementation, if at all, of the announced share repurchase program; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, including the general global economic slowdown which began in 2007 as it effects the

Company, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 30, 2012, as amended on May 15, 2012. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:
Sara Hsu
Project Manager
Tel: +886 2 2219 6688 x3509
Fax: +886 2 2219 6868
E-mail: sara.hsu@siliconmotion.com

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